NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 29, 2015, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 17, 2015 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Gramercy Property Trust, Chambers Street Properties, a Maryland real estate investment trust, and Columbus Merger Sub, LLC, a Maryland limited liability company and indirect wholly owned subsidiary of Chambers Street Properties became effective on December 17, 2015. Each share of Common Stock of Gramercy Property Trust was converted into 3.1898 shares of Common Shares of Beneficial Interest of Chambers Street Properties, which will change its name to Gramercy Property Trust. Each share of Gramercy Property Trust's 7.125% Series B Cumulative Redeemable Preferred Stock was converted into one (1) new share of 7.125% Series A Cumulative Redeemable Preferred Share of Gramercy Property Trust. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on December 18, 2015.